Exhibit 12.2

Collegiate Pacific Inc. and Subsidiaries
PRO FORMA Ratio of Earnings to Fixed Charges

			FY 2004	6 mos ended 12/31/04 FY 2005
(a	)	Earnings before income taxes, plus fixed charges	6,119,474	4,945,773

		Other interest	52,415	16,068
		Interest on Senior Notes @ 5.75%	2,875,000	1,437,500

(b	)	Total Fixed Charges (interest)	2,927,415	1,453,568

		Ratio of Earnings to Fixed Charges (a) / (b)	2.09	3.40
			to	to
			1.0	1.0